Exhibit 99.40

NOT FOR DISTRIBUTION TO U.S. NEWSWIRES OR DISSEMINATION IN THE UNITED STATES

BESPOKE CAPITAL ACQUISITION CORP. REPORTS

THIRD QUARTER 2019 FINANCIAL RESULTS

Toronto, Ontario – November 14, 2019 – Bespoke Capital Acquisition Corp. (TSX: BC.U, BC.WT.U) (“BCAC”) is reporting its financial results as of September 30, 2019 and for the period from inception on July 8, 2019 to September 30, 2019. BCAC’s unaudited interim financial statements have been filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and may be viewed by shareholders and interested parties under BCAC’s profile on SEDAR at www.sedar.com.

In addition, Candice Koederitz has accepted a new independent non-executive director role with another company and will be resigning as a director of BCAC effective November 30, 2019. She will continue in an advisory role to BCAC as appropriate. Timothy D. Proctor, a director of BCAC, will replace Candice Koederitz as a member of the audit committee effective November 30, 2019.

About Bespoke Capital Acquisition Corp.

Bespoke Capital Acquisition Corp. is a special purpose acquisition corporation incorporated under the laws of the Province of British Columbia for the purpose of effecting, directly or indirectly, a qualifying acquisition within a specified period of time.

FOR FURTHER INFORMATION PLEASE CONTACT:

Bespoke Capital Acquisition Corp.

Mark Harms

Director

information@bespokecp.com